SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   ----------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          Pulaski Furniture Corporation
             (Exact name of registrant as specified in its charter)

                Virginia                           54-0594965
(State of incorporation or organization)         (IRS employer
                                                identification no.)


One Pulaski Square, Pulaski, Virginia                    24301
(Address of principal executive offices)              (Zip code)


If this form relates to the registration       If this form relates to the
of a class of securities pursuant to           registration of a class of
Section 12(b) of the Exchange Act and          securities pursuant to Section
is effective pursuant to General               12(g) of the Exchange Act and
Instruction A.(c), please check the            is effective pursuant to General
following box. [ ]                             Instruction A.(d), please check
                                               the following box. [x]

Securities Act registration statement file number to which this form relates: None


       Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class      Name of each exchange on which
         to be so registered      each class is to be registered
         --------------------    ---------------------------------

             None                          N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                (Title of class)



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Item 1.  Description of Registrant's Securities to be Registered.


         On December 12, 1997, the Board of Directors of Pulaski Furniture Corporation, a corporation organized under the laws of Virginia (the "Company"), approved a Rights Agreement, dated as of and to be effective on December 15, 1997 (the "Rights Agreement") having the principal terms summarized below. In accordance with the Rights Agreement, the Board also declared a dividend distribution of one Right for each outstanding share of common stock (the "Common Stock"), of the Company to shareholders of record at the close of business on December 19, 1997 (the "Record Date").

         Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Series A Cumulative Preferred Stock ("Preferred Stock"). Each one one-hundredth of a share (a "Unit") of Preferred Stock is structured to be the equivalent of one share of Common Stock of the Company ("Common Stock"). Shareholders will receive one Right per share of Common Stock held of record at the close of business on the Record Date. The exercise price of the Right will be $80 subject to adjustment (the "Purchase Price").

         Rights will also attach to shares of Common Stock issued after the Record Date but prior to the Distribution Date unless the Board of Directors determines otherwise at the time of issuance. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and First Union National Bank, as Rights Agent.

         The Rights will be appurtenant to the shares of Common Stock and will be evidenced by Common Stock certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed initially. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) any Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 15, 2007, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

         While each Right will initially provide for the acquisition of one Unit of Preferred Stock at the Purchase Price, the Agreement provides that if any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Preferred Stock or, at the option of the Company, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to twice the amount of the Purchase Price.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving corporation, or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

         Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange, Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

         The Purchase Price payable, and the number of shares of Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

         At any time (including a time after any person becomes an Acquiring Person), the Company may exchange all or part of the Rights (except as set forth below) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to make an Exchange or to redeem the Rights shall require the concurrence of a majority of the Continuing Directors (as defined below). Additionally, the Company may thereafter but prior to the occurrence of a Triggering Event redeem the Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business

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combination transaction involving the Company that is approved by a majority of the Continuing Directors, does not involve an Acquiring Person, and in which all holders of Common Stock are treated alike. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The term "Continuing Directors" means any member of the Board who was a member of the Board immediately before the adoption of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, only with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors or an Exchange occurs. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed on or prior to the Flip-in Date or an Exchange can be effected, before the consummation of such transaction.

         The Rights Agreement (which includes as Exhibit A the form of Rights Certificate) is attached to this Registration Statement as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and its exhibits.

Item 2.  Exhibits.


         The following exhibits are filed as a part hereof:


1. Rights Agreement, dated as of December 15, 1997 between the Company and First Union National Bank, as Rights Agent.

2.       Form of Rights Certificate, included as Exhibit A to the Rights
         Agreement.



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    PULASKI FURNITURE CORPORATION
                                                 (Registrant)



                                    By /s/ IRA S. CRAWFORD
                                        --------------------------------------
                                                Ira S. Crawford
                                                Vice President and Secretary


Dated:  January 26, 1998

                                  EXHIBIT INDEX

                                                                    Sequentially
Exhibit No.                    Description                         Numbered Page

   1 Rights Agreement dated as of December 15, 1997 between the Company and First Union National Bank, as Rights Agent


   2 Form of Rights Certificate (included as Exhibit A to the Rights Agreement)